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                                                                    Exhibit 12.1


                        U.S. RESTAURANT PROPERTIES, INC.
   RATIOS OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
                                 (IN THOUSANDS)


                                             THREE MONTHS ENDED JUNE 30,     SIX MONTHS ENDED JUNE 30,
                                             ---------------------------    ----------------------------
                                                 2001           2000            2001            2000
                                             ------------   ------------    ------------    ------------

Net Income (Loss)                            $      1,787   $     (1,399)   $    (18,132)   $       (990)

Fixed Charges:
   Interest Expense                                 6,568          7,515          13,541          14,901
   Capitalized Interest                                10            218              52             491
   Preferred Dividend Requirements                  1,775          1,775           3,551           3,551
                                             ------------   ------------    ------------    ------------
Total Fixed Charges and Preferred Stock
    Dividends                                       8,353          9,508          17,144          18,943

Less Preferred Stock Dividend Requirements          1,775          1,775           3,551           3,551

Earnings                                     $      8,365   $      6,334    $     (4,539)   $     14,402
                                             ============   ============    ============    ============

Ratio of Earnings to Fixed Charges                  1.27x          0.82x(1)       (0.33)x          0.94x(1)
Ratio of Earnings to Combined
    Fixed Charges and Preferred
     Stock Dividends                                1.00x          0.67x(1)       (0.26)x          0.76x(1)

      (1) During the three month and six month periods ended June 30, 2000, the Company recorded a non-cash, unusual charge of $(3,391) and $(4,422), respectively, relating to the contingent OP units accrued according to the 1997 termination of the management contract. Excluding the effects of this unusual charge, the ratio of earnings to fixed charges and the ratio of earnings to combined fixed charges and preferred stock would have been 0.41x and 0.33x respectively for the three months ended June 30, 2000 and 0.66x and 0.54x, respectively for the six months ended June 30, 2000.



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